N-SAR Attachment 77M for iShares Trust

On September 29, 2014, the iShares MSCI United Kingdom ETF, a series of iShares Trust (the “Successor Fund”), acquired all the net assets of the iShares MSCI United Kingdom ETF, which operated as a series of iShares, Inc. (the “Predecessor Fund”), pursuant to a plan of reorganization approved by the Board of Directors of the Predecessor Fund on June 13, 2014 (the “Reorganization”).

The purpose of the Reorganization was to potentially reduce the costs attributable to certain United Kingdom taxes that were incurred by the Predecessor Fund in connection with creation transactions whereby portfolio securities are delivered in exchange for fund shares.  Provided certain requirements are met, the Successor Fund will not be subject to such taxes. The Successor Fund has the same investment objective, investment strategy, index methodology, risks, policies and expenses as the Predecessor Fund.

In a tax-free exchange, each shareholder of the Predecessor Fund received shares of the Successor Fund in an amount equal to the aggregate net asset value of such shareholder’s Predecessor Fund shares, as determined before market open of business on September 29, 2014.
Prior to the Reorganization, the Successor Fund had not yet commenced operations and had no assets or liabilities. As a result of the Reorganization, the Successor Fund assumed the performance and accounting history of the Predecessor Fund.